UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JX Luxventure, Ltd.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Y46002203

(CUSIP Number)

Sun Lei

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

Tel. (86) 595 8889 6198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Lei
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,393,133
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 2,393,133
	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,393,133 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.61%
14.	Type of Reporting Person IN

(1)	Consists of: (a) 259,130 shares issued under the Share Exchange Agreement dated December 9, 2020; (b) 233,217 shares issued under the Stock Purchase Agreement dated December 9, 2020, 50% of which are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement; (c) 200,000 shares issued as compensation on September 1, 2021; (d) 750,000 shares issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; and (e) 1,000,000 shares issued on May 24, 2022 under the Employment Agreement dated June 22, 2021.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of JX Luxventure Limited, a corporation organized under the laws of the Republic of Marshall Islands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock as follows:

(a)	259,130 shares were acquired under the Share Exchange Agreement dated December 9, 2020 in exchange for the Reporting Person’s ordinary share ownership in Flower Crown Holding;

(b)	233,217 shares (the “Purchased Shares”) were acquired under the Stock Purchase Agreement dated December 9, 2020, in exchange for the Reporting Person’s obligation to make payments on behalf of the Issuer for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000. Pursuant to the terms of the Stock Purchase Agreement, these shares are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement and are being released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. At the time of this Amendment No. 1, 50% of the Purchased Shares were released from escrow;

(c)	200,000 shares were issued as compensation on September 1, 2021;

(d)	750,000 shares issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock, which were acquired by the Reporting Person on September 3, 2021, in exchange for a subscription price of $1,500,000; and

(e)	1,000,000 shares were granted pursuant to the employment agreement between the Issuer and the Reporting Person dated June 22, 2021 which stated, in pertinent terms, that if the Issuer reaches its annual revenue of US$50,000,000, as reported in the Issuer’s 2021 annual report on Form 20-F, the Reporting Person will receive 1,000,000 shares of the common stock as equity compensation.

For all shares acquired for cash, the source of the funds was the Reporting Person’s personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover page of this Amendment No. 1 is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 2,393,133 shares of Common Stock, which includes 750,000 shares of Common Stock issuable upon conversion of 150,000 Series C Convertible Preferred Stock.   Such shares of Common Stock currently owned or which may be acquired in the future represent, in the aggregate, approximately 17.61% of the outstanding shares of the Issuer’s Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The percentage of beneficial ownership of the Reporting Person in this Amendment No. 1 is based on 12,839,893 shares of Common Stock outstanding as of May 31, 2022 as provided by the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A is hereby filed herewith.

Exhibit No.	Description
1	Employment Agreement dated June 22, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2022

Date

/s/ Sun Lei
Sun Lei

5